October 11, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS INITIAL MINERAL RESOURCE ESTIMATE AT
SAN IGNACIO PROJECT, GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; “the Company”) is pleased to report the initial mineral resource estimate at the Company’s 100% owned San Ignacio Project in Guanajuato, Mexico. The 2011 mineral resource estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Silver Equivalent Ounces (Ag Eq Oz)), using a 118g/t Ag Eq cutoff grade. Drilling is continuing, with a total of 40 holes now completed, and the resource will be updated on a periodic basis.

The San Ignacio mineral resource is located in seven sub-parallel veins, namely, from west to east, Melladito, Intermediate, Intermediate 5, Intermediate 2, Nombre de Dios, Nombre de Dios Foot Wall 1 (“FW 1”) and Nombre de Dios Foot Wall 2 (“FW 2”) (see table below). The mineral resource estimate included drill holes ESI10-001 to ESI11-024, which covered a strike length of approximately 300 metres between sections 600N to 900N. Current drilling is ongoing between 450N to 600N, while well mineralized vein structures have been mapped and sampled as far south as section 0N (see Company news release September 29, 2011). As such, the initial resource estimate represents only one third of the known strike extent of the mineralization. The veins trend down the eastern half of the San Ignacio Property with a potential strike length of four kilometres.

“The initial resource estimate at San Ignacio is an excellent start in proving up this new discovery for Great Panther Silver”, stated Robert Archer, President & CEO. “Past production on the Plateros Vein on the western side of the property was only 617,455 tonnes at 113g/t Ag and 1.01g/t Au over a period of 24 years (1977-2001) so the new zones are already showing much greater potential and significantly higher gold grades.”

The Company will be adding a second drill to the project, now scheduled for the first quarter of 2012, in order to continue drilling along strike. Permitting procedures are underway for the collaring of a portal to drive a ramp down to the veins in order to conduct underground exploration, including mapping, sampling and detailed drilling. The property is within easy trucking distance to the plant at the main Guanajuato Mine Complex so any mineralization encountered in the early stages of development can be conveniently taken to the plant where excess capacity exists.

The initial resource estimate was based on a minimum cut-off grade of 118g/t Ag Eq Oz, and used a minimum true width of 0.5 metre, with no dilution. The base case cut-off grade was estimated, utilizing mining and processing experience gained at Great Panther’s Guanajuato Mine, 20km by road to the east, an assumed 50:1 Ag:Au ratio, and metal prices of US$28.00/ounce silver and US$1,400/ounce gold. The mineral resource estimate was based solely on drill-core samples and assays and was prepared in-house by the Company’s qualified mineral resource person, Janelle Smith, AIG.

The resource was estimated using version 6.10 of MineSight 3D software, with model block dimensions of 12.5m x 12.5m x 5m. The database used for the estimate comprised diamond drill core composite assays of vein material. All samples were collected by Company personnel. A top cut was applied to the silver and gold vein composite grades, prior to grade interpolation into model blocks using Ordinary Kriging. The effective date of the estimate is August 30, 2011.

San Ignacio Project Inferred Mineral Resource by vein as of August 30, 2011 using a 118g/t Ag Eq cutoff grade

VEIN NAME	Tonnes	Grade Ag g/t	Grade Au g/t	Contained Ag oz	Contained Au oz	Contained Ag Eq Oz
Category

MELLADITO
Inferred	139,000	73	1.72	326,000	7,650	709,000

INTERMEDIATE
Inferred	102,000	153	2.33	503,000	7,620	884,000

INTERMEDIATE 2
Inferred	82,300	142	2.58	375,000	6,810	715,000

INTERMEDIATE 5
Inferred	155,000	115	2.11	572,000	10,500	1,095,000

NOMBRE DE DIOS
Inferred	51,000	76	1.44	125,000	2,360	243,000

NOMBRE DE DIOS FW1
Inferred	53,000	209	0.63	357,000	1,080	410,000

NOMBRE DE DIOS FW2
Inferred	28,900	245	4.51	227,000	4,190	437,000

TOTAL INFERRED	611,000	127	2.05	2,485,000	40,200	4,494,000

Notes:
1	CIM definitions and guidelines were followed for Mineral Resources
2	Mineral Resource was estimated at the cut-offs stated in Table 1
3	Mineral Resource was estimated using an average gold price of US$1,400 per ounce and an average silver price of US$28 per ounce
4	Dry bulk density is 2.65t/m3
5	Gold: silver equivalence ratio for cut-off and reporting purposes was 50:1
6	Totals may not agree due to Rounding

San Ignacio Project Inferred Mineral Resource Using 100g/t, 118g/t, and 136g/t cut-offs.

Cut-Off Ag Eq g/t	Tonnes	Grade Ag g/t	Grade Au g/t	Contained Ag oz	Contained Au oz	Contained Ag Eq Oz
100	773,000	110	1.87	2,724,000	46,400	5,046,000
118	611,000	127	2.05	2,485,000	40,200	4,494,000
136	508,000	141	2.18	2,308,000	35,600	4,085,000

The estimated blocks were classified according to the Canadian Institute of Mining and Metallurgy and Petroleum Definition Standards for Mineral Resources and Reserves (CIM definitions). At the time of the estimate, the drill hole spacing was 50 metres or greater and geostatistical analysis showed little continuity between samples at greater than 50 metre spacing. There was however, sufficient confidence to assign material to the inferred category and current drilling will tighten the drill-hole spacing to improve the assigned category in the next mineral resource estimation.

Analysis of San Ignacio Project samples was completed by SGS Minerals Services in the Company’s Guanajuato, Mexico laboratory with check assays by ALS Chemex in Vancouver, B.C., Canada. The Company’s QA/QC program includes the regular insertion of blanks, splits and standards into the sample shipments, and rigorous oversight of procedures. Robert F. Brown, P. Eng. and Vice President of Exploration for Great Panther and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V., is designated as the Qualified Person for the San Ignacio Project under the meaning of NI 43-101, and has reviewed this news release.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.